Exhibit 99.1

Tuniu Announces US$500 Million Investment from a Group of Investors
JD.com becomes Tuniu’s largest shareholder
Tuniu and JD.com launch in-depth strategic partnership

NANJING, China, May 8, 2015 — Tuniu Corporation (“Tuniu” or the “Company”) (Nasdaq: TOUR), a leading online leisure travel company in China, today announced that it has entered into definitive agreements with a group of investors for the issuance and sale of US$500 million in newly issued Class A ordinary shares in aggregate.

As part of the agreements, JD.com, Inc. (Nasdaq:JD), the leading online direct sales company in China, will purchase a total of US$350 million newly issued Class A ordinary shares of Tuniu through a combination of US$250 million in cash and US$100 million in resources as part of the two companies’ jointly announced strategic agreement. In addition, Unicorn Riches Limited, an affiliate of Hony Capital; DCM Ventures China Turbo Fund, L.P. and DCM Ventures China Turbo Affiliates Fund, L.P., both affiliates of DCM V, L.P.; Ctrip Investment Holding Ltd., a subsidiary of Ctrip.com International, Ltd. (Nasdaq: CTRP); Esta Investments Pte Ltd, an affiliate of Temasek Holdings; and Sequoia Capital 2010 CV Holdco, Ltd, an affiliate of Sequoia Capital, will purchase US$80 million, US$20 million, US$20 million, US$20 million and US$10 million of newly issued Class A ordinary shares, respectively. Each of the investors has agreed not to sell, transfer or dispose of any shares acquired in the transaction for six months after the closing.

The purchase price will be US$16.00 per ADS, or the equivalent of approximately US$5.33 per Class A ordinary share, which represents the approximate average closing trading price of the Company’s ADSs for the 20 trading days prior to the signing of the agreements. Following the transaction, JD.com will hold approximately 27.5% of the Company’s outstanding shares and become the Company’s largest shareholder.

As part of the consideration, JD.com has entered into an in-depth strategic agreement with Tuniu, pursuant to which Tuniu will gain the exclusive rights to operate, for five years without commission, the leisure travel channel for both JD.com’s website and mobile apps, and will become JD.com’s preferred partner for hotel and air tickets booking services. The leisure travel services that Tuniu will operate on JD.com include packaged tours, cruise line products, tourist attraction tickets, visa processing services, train tickets and car rental services. JD.com will also provide Tuniu with a wide range of operational support, including its big data, financial services, traffic and operating resources.

The transaction is subject to customary closing conditions and the closing  is expected to take place in the second quarter of 2015. Upon closing, JD.com will have the right to designate and appoint one director to Tuniu’s board of directors.

Mr. Donald Yu, Tuniu’s co-founder and CEO, said, “We are excited about this strategic cooperation with JD.com and the additional investment provided by our investors. As the exclusive operator of JD.com’s leisure travel channel, we will collaborate with JD.com by leveraging its traffic and customer base to provide superior leisure travel products and the best customer experience. In the future, we will further increase Tuniu’s investments to improve the user experience of our travel products, promote our brand, expand our regional service centers, strengthen our supply chain management and advance our research and development efforts in order to solidify our market leadership position.”

“We are delighted to be partnering with Tuniu to bring JD.com users the highest quality online travel shopping experience available anywhere,” said Mr. Richard Liu, founder and CEO of JD.com. “Tuniu’s leadership in China’s rapidly growing market for online leisure travel makes it the ideal partner to further strengthen JD.com’s travel channel. We will continue to explore long-term partnerships with leaders in key vertical markets to leverage their specialized expertise, as we build China’s premier online e-commerce platform for authentic, high-quality products and services.”

The share issuance is exempt from registration under the Securities Act of 1933, as amended pursuant to Section 4(2) of the Securities Act, as amended (the “Securities Act”) regarding transactions not involving a public offering or is made in reliance on, and in compliance with, Regulation S under the Securities Act.

About Tuniu Corporation

Tuniu (NASDAQ: TOUR) is a leading online leisure travel company in China that offers a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu has over 550,000 stock keeping units (SKUs) of packaged tours, covering over 140 countries worldwide and all the popular tourist attractions in China. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network, including approximately 650 tour advisors, a 24/7 call center and 75 regional service centers. For more information, please visit http://ir.tuniu.com.

About JD.com, Inc

JD.com, Inc. is the leading online direct sales company in China. The company strives to offer consumers the best online shopping experience. Through its content-rich and user-friendly website jd.com and mobile applications, JD.com offers a wide selection of authentic products at competitive prices and delivers products in a speedy and reliable manner. The company has the largest fulfillment infrastructure of any e-commerce company in China. JD.com operated 7 fulfillment centers and a total of 143 warehouses in 43 cities, and in total 3,539 delivery stations and pickup stations in 1,961 counties and districts across China, staffed by its own employees.

For investor and media inquiries, please contact:

Tuniu

China
Maria Xin
Investor Relations and Strategic Investment Director
Tuniu Corporation
Phone: +86-25-8685-3178
E-mail: ir@tuniu.com

Lin Zhu
Brunswick Group
Phone: +86-21-6039-6388
E-mail: tuniu@brunswickgroup.com

New York
Ella Kidron
Brunswick Group
Phone: +1-212-333-3810
E-mail: tuniu@brunswickgroup.com

JD.com

Investor Relations
Ruiyu Li
+86 (10) 5895-5597
IR@JD.com

Media
Josh Gartner
JD.com
+86 (10) 5895-9315
Press@JD.com

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Tuniu’s goals and strategies; the growth of the online leisure travel market in China; the demand for its products and services; its relationships with customers and travel suppliers; its ability to offer competitive travel products and services; its future business development, results of operations and financial condition; competition in the online travel industry in China; relevant government policies and regulations relating to the corporate structure, business and industry; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.